Filed by IManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides relating to a presentation made to iManage’s partners in connection with the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

Interwoven and iManage

Delivering Next-Generation Enterprise

Content Management

Partner Presentation

August 7, 2003

[LOGO]

[LOGO]

Announcement Summary

[PHOTO]	Industry leaders Interwoven and iManage merge to deliver the industry’s Next- Generation Enterprise Content Management (ECM) Company.

Customers now have one strategic software vendor for “no compromises,” end-to-end content lifecycle management that delivers:

	■	Fastest time to business impact

	■	Low total cost of ownership

	■	Best integrated, scalable platform

Transaction will accelerate top-line and bottom-line growth through:

	■	Combined financial strength

	■	Improved market and customer reach

	■	Product and technology synergy

Interwoven Confidential

Today's Conversation

INTERWOVEN

- Transaction Highlights
- CIO Priorities
- Two Leaders
  - iManage Product Suite
  - Interwoven Platform
- The Path Forward

Interwoven Confidential

[LOGO]

Today’s Conversation

[PHOTO]	■	Transaction Highlights

	■	CIO Priorities

	■	Two Leaders

■ Interwoven Platform

■ iManage Product Suite

	■	The Path Forward

Interwoven Confidential

[LOGO]

Transaction Highlights

■       Stock and cash transaction valued at $171 million dollars

■       The resulting company:

■       Over 2500 customers

■       Combined revenue of $155MM; 62nd largest software company in the world

■       Strong balance sheet; cash position of approximately $160MM

■       Singular focus;100% of revenue being generated by CM software and services

[GRAPHIC]

Slide 4

[LOGO]

Two Industry Leaders

[LOGO OF INTERWOVEN]	[LOGO OF iMANAGE]
■ Leader in Web content management and digital asset management	■ Leader in document management and collaboration
■ First and only Services-Oriented Architecture	■ Only 100% Java and J2EE compliant DM application
■ 1,250 blue chip customers	■ 1,300 blue chip customers
[LOGO]	[LOGO]

Strategic relationship begun in early 2002

•	Sales, service & support trained in Q1 2003
•	WorkSite-TeamSite product integration completed in Q2 2003
•	Strong pipeline of prospective customers: First deal closed in Q2

Slide 5	Interwoven Confidential

[LOGO]

iManage: Leading Document

Management and Collaboration Solution

Empowering Teams Across the Extended Enterprise

Create

Collaborative Editing

Coordinate

Strategize

Communicate

Route & Approve

■	Best Integrated Collaboration and Document Management Solution

■	Native Integration to the Tools, like Outlook, that Business Users Know

■	Java and J2EE-Compliant Enterprise Architecture

■	Enterprise-class Document Security, Retention and Compliance

■	Proven Deployments and a 95% Customer Loyalty Rating

Slide 6	Interwoven Confidential

[LOGO]

Interwoven: Leading

Content Management Platform

■	Business Usability to Drive End-User Adoption

■	Proven, Deployed Business Solutions for Key Initiatives

■	Leading DAM, Intelligence, Distribution & Integration Product Lines

■	Most Complete Services-Oriented Architecture for .Net and J2EE

■	Proven Global Rollouts Fueling 100s of Properties and Applications

Powering Content Across All Enterprise Applications

Brand Management Portals

Sales Excellence Portals

Self-Service Applications

Enterprise Portals

Slide 7	Interwoven Confidential

[LOGO]

iManage + Interwoven =

End To End Content Lifecycle Management

Team Collaboration	Content Development	Content Management	Content Distribution	Content Retention

Complete Suite of Collaboration Capabilities	Recognized Visionary in Integrated Document Management	Recognized Leader in Web Content Management, Digital Asset Management & Categorization	Recognized Leader in Code & Content Distribution	Complete Suite of Compliance Capabilities

Slide 8	Interwoven Confidential

[LOGO]

Interwoven & iManage:

Combined Platform & Solutions

Solutions

Solutions for Marketing	Solution for Sales	Solutions for Service	Solutions for Finance	Solutions for Legal	Solutions for IT

Solutions for the Enterprise

Enterprise Application Connector Suite

Content Management Platform

Collaboration

Content Integration	Content Intelligence	Content Distribution

Web Application Management	Web Content Management	Digital Asset Management	Document Management	Email Management	Records Management

Developer Suite

Enterprise Repository Adaptor Suite

File Servers	Mail Servers	Document Servers	Database Servers

Slide 9	Interwoven Confidential

[LOGO]

Expected Synergies

Customers & Industries	Markets & Channels

■ 2,500 companies, little overlap, but good cross-sell potential	■ Extend iManage to Asia-Pacific and further extend in EMEA

■ iManage professional services & government vertical strength complements Interwoven financial services & manufacturing strength	■ Use Interwoven’s strategic SI relation- ships, extend with iManage’s industry- specific, regional consulting partners

Financial Strengths

■	Combined critical mass to capitalize on synergies, extend product depth, and deepen our relationships with customers

Partners	Technologies

■ Ideal marriage of collaboration, DM, CM, and DAM ■ Extend collaboration across entire platform ■ Extend DM capabilities with intelligence and distribution	■ Next-generation Java-based architecture throughout ■ More broadly leverage Interwoven’s expertise in Services-Oriented Architecture

Slide 10	Interwoven Confidential

[LOGO]

Commitment to our Partners

Customer Commitment

■	Dedicated R&D, Marketing, Sales, Support & Services teams for our products

■	Increased resources and reach

■	Ability to deliver next generation content driven web and workflow applications to serve customers better than previously possible
[PHOTO]

Partnership Commitment

■	No change in existing partner relationships

■	Interwoven gains access to

■	iManage’s network of 150 partners

■	A partner network specializing in the legal market

■	iManage will harness Interwoven’s:

■	Product portfolio to extend our product offerings

■	Strength in Europe and Asia Pacific to bring new sales opportunities

Slide 11	Interwoven Confidential

[LOGO]

Benefits to our Partner Network

■	End-to-End content management solution

■	Tightest integration

■	Single vendor relationship

■	Deeper product offering enabling exciting new solutions including:

■	Best of class web content management

■	Flexible and dynamic intranets

■	Web based forms and workflow (Ex: Project opening)

■	Intelligent classification and taxonomy/KM engine

■	Next generation web based applications (Ex: Client self- service portal)

Slide 12	Interwoven Confidential

[LOGO]

Summary

■	Interwoven & iManage form a merger of leaders to form the “no compromises,” next-generation ECM company

■	Combined company will have over 2500 customers in all key industries

■	Powering end-to-end content lifecycle management to increase productivity, drive business results & ensure corporate compliance

■	Expected synergy in customers, markets, products, and technology, with the combined financial strength to realize them

■	Remain committed to our partners and customers

Interwoven Confidential

[LOGO]

Copyright 2003 Interwoven, Inc. All Rights Reserved

■	This confidential publication is the property of Interwoven, Inc.

■	No part of this publication may be reproduced or transmitted in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written consent of Interwoven, Inc. Some or all of the information contained in this publication may be protected by patent numbers: US# 6,505,212, EP# 1053523, US# 6,480,944, US# 5,845,270 or other patents pending application for Interwoven, Inc. Misappropriation of the information contained in this publication may be a violation of applicable laws.

■	Interwoven, TeamSite, MetaTagger, OpenDeploy, DataDeploy, MediaBin, MetaCode, MetaFinder, MetaSource, OpenTransform, SmartContext, StiNG, TeamCatalog, TeamCode TeamDoc, TeamPortal, TeamTurbo, TeamXML, TeamXpress, VisualAnnotate, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

■	iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc.

■	All other trademarks are owned by their respective owners.

Slide 14	Interwoven Confidential

[LOGO]

Forward Looking Statement

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

■	This presentation and related slides contain forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation and related slides.

■	These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

Slide 15	Interwoven Confidential

[LOGO]

Forward Looking Statement

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

■	Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

■	Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

■	iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Slide 16	Interwoven Confidential